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vedderprice.com
December 16, 2025
Deborah Bielicke Eades
Shareholder
+1 312 609 7661
deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”)
Post-Effective Amendment No. 19 to Registration Statement on Form N-1A
(Tortoise MLP ETF)
File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on December 2, 2025 with respect to Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A filed on September 19, 2025 (“PEA No. 19”) for Tortoise MLP ETF (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in PEA No. 19. Any page references refer to PEA No. 19. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant will file a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A (the “485(b) Amendment”) on or before December 19, 2025 to address the comments of the staff, to complete missing information in the Prospectus and Statement of Additional Information and to file remaining exhibits in Part C of the Registration Statement.

1.	Comment: Please complete all blank fields.

Response: The Registrant confirms that it will complete all blank fields in the Prospectus and Statement of Additional Information in the 485(b) Amendment.

1 The Registrant filed a 485BXT on: (i) December 2, 2025 to delay the effectiveness of PEA No. 19 to December 12, 2025; (ii) December 11, 2025 to delay the effectiveness of PEA No. 19 to December 17, 2025, and (iii) December 16, 2025 to delay effectiveness of PEA No. 19 to December 18, 2025.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), LLP which operates in Florida.

U.S. Securities and Exchange Commission

December 16, 2025

2.	Comment: Please ensure revisions to disclosure in one section of the Prospectus or Statement of Additional Information are carried throughout other sections of the Registration Statement with respect to the same disclosure, as applicable.

Response: The Registrant confirms that it will carry relevant disclosure revisions throughout the Registration Statement, as applicable.

3.	Comment: The Fund and Fund Management are responsible for all contents of the registration statement notwithstanding any comments, action or failure to act by the SEC staff.

Response: The Registrant acknowledges the staff’s comment.

4.	Comment: In the Fee Table under the caption “Fees and Expenses of the Fund,” please bold the second sentence per the form requirement.

Response: The Registrant has revised the font of the referenced sentence as requested.

5.	Comment: With respect to the Fee Table under the caption “Fees and Expenses of the Fund,” please standardize the presentation across series of the Registrant.

Response: The Registrant has retained the dashes and undertakes to standardize the presentation for other series in future filings.

6.	Comment: The first paragraph under the caption “Principal Investment Strategies” states that “[t]he Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in derivative instruments… .” With respect to the use of derivatives, please clarify whether exposure is to individual securities or to the Underlying Index.

Response: The Registrant may access exposure to the Index through total return swaps on the value of the Index, or on the value of custom baskets of securities or individual securities that constitute the Index or replicate the performance of the Index. Registrant has revised the disclosure to clarify the 80% policy consistent with the foregoing.

7.	Comment: The third paragraph under the caption “Principal Investment Strategies,” the staff notes that Underlying Index constituents may include MLPs and MLP Affiliates in the same family. Please explain supplementally whether any such companies are affiliates of the Adviser.

Response: The Registrant confirms that no such companies are affiliates of the Adviser. “Affiliates,” as used in this passage, denotes affiliates of MLPs, not affiliates of the Adviser.

8.	Comment: The fourth paragraph under the caption “Principal Investment Strategies” states that derivative instruments “may include, but are not limited to,” total return swaps. Please confirm supplementally whether total return swaps on securities indices are the only instruments used by the Fund as a principal strategy. If other derivative instruments are to be used as a principal strategy, please include those under Item 4 and in the summary risk disclosures. If not, please remove the qualifier “may include.”

Response: Total return swaps are the only derivatives instrument that the Registrant intends to use as a principal investment strategy. The Registrant has revised disclosure to clarify that total return swaps may be linked to the value of the Underlying Index, to a custom basket of securities that replicate the Underlying Index, or to individual securities contained in, or that replicate the performance of, the Underlying Index. Please see also Response to Comment 6 above.

U.S. Securities and Exchange Commission

December 16, 2025

9.	Comment: The fourth paragraph under the caption “Principal Investment Strategies” states “[n]o more than 25% of the Fund’s assets will be directly invested in qualified publicly traded partnerships, including MLPs.” Because the 80% policy is phrased by reference to derivatives, please clarify how the Fund could invest more than 20% of its assets directly in securities comprising the Underlying Index.

Response: The Registrant has revised the Fund’s 80% policy to clarify that the Fund may seek exposure to the Underlying Index through direct investments in the equity securities of MLPs and MLP Affiliates in addition to derivatives. Please see Response to Comment 6 above. These revisions clarify that investment in the equity securities of MLPs and MLP Affiliates in addition to total return swaps may satisfy the 80% policy.

10.	Comment: If the Fund will invest significantly in total return swaps, please add a footnote to the Fee Table appearing under the caption “Fees and Expenses of the Fund” explaining that the embedded costs and operating expenses of the reference assets are indirect expenses of the Fund, and please provide an estimate of such expenses in a footnote.

Response: The Registrant has revised the Fee Table to include the following footnote:

The cost of investing in swaps, including the embedded cost of the swap, is an indirect expense of the Fund that is not reflected in the fee table and is not reflected below in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap, is estimated to be 1.5% for the initial fiscal year ending November 30, 2026.

11.	Comment: On page 3 of the Prospectus, in the second paragraph, it is stated that the Fund will concentrate “in a particular industry or group of industries to approximately the same extent that the Underlying Index concentrates in an industry or group of industries.” Due to the statement on page 9 of the Prospectus that “[t]he Underlying Index is the exclusive property of the Adviser or its affiliates,” please explain how reserving the right to concentrate is consistent with the SEC staff’s position in the First Australia no-action letter (dated July 29, 1999).

12.	Response: The Registrant has revised the concentration policy to state that the Fund will concentrate in a particular industry or industries comprising the energy infrastructure sector.

13.	Comment: In the section captioned “Principal Risks” beginning on page 3, please tailor the risk disclosure regarding derivatives to align with the derivative instruments forming part of the Fund’s principal investment strategies.

Response: The Registrant has revised the following risk disclosure as follows:

Total Return Swaps Risk. Total return swaps are derivative contracts in which one party agrees to make periodic payments to another party based on the change in market value of the assets underlying the contract, which may include, but not be limited to, a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. Total return swaps may be used to obtain long or short exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Total return swaps may effectively add leverage to the Fund’s portfolio because, in addition to its total net assets, the Fund will be subject to investment exposure on the notional amount of the swap. Total return swaps are subject to the risk that a counterparty will default on its payment obligations to the Fund thereunder, and conversely, that the Fund will not be able to meet its obligation to the counterparty.

U.S. Securities and Exchange Commission

December 16, 2025

14.	Comment: On page 13 of the Prospectus, in the last paragraph of the risk factor captioned “MLP Risk,” please disclose that if the Fund retains an MLP interest whose basis has been reduced to zero, subsequent distributions will be taxed at ordinary income rates. Please also disclose whether the Fund may hold GP interests. The staff may have additional comments if the Fund may hold GP interests.

Response: The Registrant has included the requested disclosure consistent with disclosure for other series of the Trust.

15.	Comment: In the SAI, please amend the Concentration Policy to state clearly the industries in which the Fund will concentrate rather than relying on the Underlying Index. Otherwise, if you reserve the right to concentrate to the extent of the Underlying Index, please explain how such policy complies with the First Australia no-action letter (dated July 29, 1999).

Response: Please see response to Comment 12.

16.	Comment: In the SAI, on page S-52, please remove subparagraphs (d) and (f) in the enumerated list in the first paragraph of the section titled “Acceptance of Orders of Creation Units.” While the SEC staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the SEC staff believes that the disclosure in question is too broad and runs counter to the SEC staff’s position to the extent that the breadth of such exceptions would result in the suspension of creations.

17.	Response: The Registrant has made the requested revision.

Please contact the undersigned at 312-609-7661 or deades@vedderprice.com if you have any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades, Shareholder